

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF

CORPORATION FINANCE

Mail Stop 3561

October 27, 2009

Via U.S. Mail

Lyle Berman
Chief Executive Officer
Lakes Entertainment, Inc.
130 Cheshire Lane, Suite 101
Minnetonka, MN 55305

> **Re: Lakes Entertainment, Inc.**
> **Registration Statement on Form S-3**
> **Filed September 30, 2009**
> **File No. 333-162235**

Dear Mr. Berman:

We have reviewed the above filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please confirm that you will file an unqualified legal opinion at the time of each takedown.

Registration Statement Cover Page

2. Please revise footnote (6) so that it tracks the language of Rule 416. In that connection, please note that Rule 416 covers only stock splits, stock dividends and similar transactions and does not cover standalone anti-dilution adjustments to which you refer.

Exhibit 5.1

3. The last three sentences of the second-to-last paragraph of the legal opinion include overly broad assumptions regarding jurisdiction. Please be advised that the opinion must opine on all laws of the states governing each class of securities being registered. In that connection, we note that you are a Minnesota corporation, but the indenture covering debt securities is governed by New York law. Accordingly, please revise to opine on all laws of the applicable governing jurisdictions and remove all qualifications to the opined upon laws.

4. In your next amendment, please eliminate the second-to-last sentence of the exhibit. It is inappropriate to limit reliance on the legal opinion.

****

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

·   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

·   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

·   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact me at (202) 551-3412 with any questions.

Sincerely,

Amanda Ravitz
Branch Chief - Legal

cc: Damon Schramm, Esq.
       Via Facsimile: (952) 449-7068